SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the fiscal year ended December 31, 1999.



/  /     TRANSACTION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transaction period from ________________ to _______________.

Commission file number: 333-28729

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Hudson United Bancorp Savings and Investment Plan for Bargaining Unit Employees

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Hudson United Bancorp
                  1000 MacArthur Boulevard
                  Mahwah, New Jersey  07430

                              Required Information

Item 4

         In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 1998 and December 31, 1999.

                                    Exhibit

23  Consent of Independent Public Accountants

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on June 28, 2000.


                          Hudson United Bancorp Savings and Investment Plan for Bargaining Unit Employees

                                      D. LYNN VAN BORKULO-NUZZO
                          By: ---------------------------------------------
                               Name:  D. Lynn Van Borkulo-Nuzzo
                               Title:  Plan Administrator

               HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
                         FOR BARGAINING UNIT EMPLOYEES

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1999 AND 1998
                         TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trust Committee of Hudson United Bancorp:

We have audited the accompanying statements of net assets applicable to participants' equity of the Hudson United Bancorp Savings and Investment Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity with fund information for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1999 and 1998, and the changes in net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets applicable to participants' equity with Fund Information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants' equity with Fund Information for each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Roseland, New Jersey
May 22, 2000

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1999 AND 1998




                                                                                                   1999          1998
                                                                                                   ----          ----
ASSETS:
    Cash and short-term investments, at cost, which approximates fair market value             $      --     $        460
    Investments, at fair market value-
       Mutual funds                                                                                   --          325,625
       Common stock of Hudson United Bancorp                                                          --          133,996
                                                                                               ----------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                                  $      --     $    460,081

===========================================================================================================================


The accompanying notes to financial statements are an integral part of these statements.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS
APPLICABLE TO PARTICIPANTS' EQUITY WITH FUND INFORMATION
AS OF DECEMBER 31, 1999




                                                                              Federated Securities Corp.
                                                                              --------------------------

                                                                                      Intermediate               Growth
                                                                          Employer     Government    Stock      Strategies
                                                                         Stock Fund      Trust       Trust        Fund
                                                                         ----------      -----       -----       -----
    ..................................................................
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of year ................................................   $ 136,717    $ 141,540    $  75,361    $  70,237

ADDITIONS (DEDUCTIONS):
    Contributions-
       Employees .....................................................       2,648        7,803        4,147        3,187
       Employer ......................................................       4,764         --           --           --
    Transfers to (from) funds ........................................        (236)       1,000       (1,141)         244
    Net realized/unrealized appreciation (depreciation) of investments      10,300       (1,440)       4,925       27,120
    Distributions ....................................................     (87,495)     (98,071)     (37,223)     (54,914)
    Transfer to Hudson United Bancorp Savings and Investment Plan for
       Non-Bargaining Unit Employees .................................     (66,698)     (50,832)     (46,069)     (45,874)
                                                                         ---------    ---------    ---------    ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    end of year ......................................................   $    --      $    --      $    --      $    --
                                                                         =========    =========    =========    =========

                                                                         Federated
                                                                         Securities
                                                                           Corp.
                                                                         -----------
                                                                         Stock and
                                                                         Bond Trust      Total
                                                                         ----------    ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of year ................................................   $  36,226    $ 460,081

ADDITIONS (DEDUCTIONS):
    Contributions-
       Employees .....................................................       1,318       19,103
       Employer ......................................................        --          4,764
    Transfers to (from) funds ........................................         133         --
    Net realized/unrealized appreciation (depreciation) of investments         621       41,526
    Distributions ....................................................     (13,409)    (291,112)
    Transfer to Hudson United Bancorp Savings and Investment Plan for
       Non-Bargaining Unit Employees .................................     (24,889)    (234,362)
                                                                         ---------    ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    end of year ......................................................   $    --      $    --
                                                                         =========    =========


The accompanying notes to financial statements are an integral part of this statement.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS




1.   DESCRIPTION OF THE PLAN
     -----------------------

The Hudson United Bancorp Savings and Investment Plan for Bargaining Unit Employees (the "Plan") is a defined contribution plan covering all bargaining unit employees of Hudson United Bancorp, formerly HUBCO, Inc. (the "Company"). The Plan became effective July 1, 1992. At that time, the balances of the bargaining unit employees were transferred out of the Savings and Investment Plan for Non-Bargaining Unit Employees. Employees are eligible to be admitted to the Plan upon completion of one year of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan participants may make a basic contribution of 3% to 6% of their annual compensation, as defined. The Company contributes 25% of each employee's basic contribution to a maximum of 6% of eligible compensation. Effective January 1, 1997, the Plan was amended to indicate that all employer contributions will be allocated to the Employer Stock Fund.

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Under the provisions of the Plan, participating employees may elect to invest their contributions in the following five investment funds.

       Federated Intermediate Government Trust

         Invests in United States Government Agency Securities that generally mature within five years from the date of purchase.

       Federated Stock Trust

         Invests in a portfolio of common stocks with an emphasis on large capitalized companies.

       Federated Growth Strategies Fund

         Invests in common stock of companies with prospects for above average growth.

       Federated Stock and Bond Trust

         Invests in a balanced portfolio of high quality common stocks, United States Government Agency Securities and corporate bonds rated "A" or better.

       Employer Stock Fund

         Established to invest in the common stock of Hudson United Bancorp.

Pursuant to a Plan provision, upon termination of employment, or if prior to termination upon approval of the Plan administrator, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected and agreed to by the Employee Benefits Committee. Benefit payments are distributed in cash to employees participating in the Federated Income Funds. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company's stock, unless there are fractional shares which are distributed in cash.

Effective December 31, 1999, the Plan transferred all of its assets to the Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

The accounting records of the Plan are maintained on the accrual basis and investment transactions are recorded on a settlement date basis.

Investments are stated at their aggregate fair value. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

Expenses related to the administration of the Plan are paid for by the Company. All trust expenses are paid by the Plan.

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets applicable to participants' equity with fund information as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

3.   INVESTMENTS
     -----------

The Plan's investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1998 are as follows-

       Hudson United Bancorp Common Stock              $    133,996
       Federated Intermediate Government Trust              141,653
       Federated Growth Strategies Fund                      70,482
       Federated Stock Trust                                 75,675
       Federated Stock and Bond Trust                        36,359

4.   TRANSACTIONS WITH PARTIES IN INTEREST
     -------------------------------------

At December 31, 1998, the Plan held 4,448 shares of common stock of the Company with a fair value of $133,996. The Plan did not hold any shares at December 31, 1999. The shares were originally acquired at cost of $85,603. Dividend income from this investment was $6,458 and $7,972 for the years ended December 31, 1999 and 1998, respectively.

5.   INCOME TAX STATUS
     -----------------

The Plan has received a favorable determination letter dated April 6, 1995 from the Internal Revenue Service indicating that the Plan is a qualified trust and exempt from Federal income taxes under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN                     SCHEDULE I
FOR BARGAINING UNIT EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 1999
EMPLOYER IDENTIFICATION NUMBER 22-2405746
PLAN #004





                                                                                                            (e) Current
                                                                                                                Value of
                                                                                                                Asset on
(a) Identity of Party                                                  Number of   (c) Selling  (d) Cost of    Transaction (f) Net
    Involved                      (b) Description of Asset           Transactions     Price        Assets        Date          Gain
--------------------------        ---------------------------------  ------------ ------------   ----------   -----------   -------
Federated Securities Corp.        13,187 units of Federated
                                      Intermediate Government Trust       20      $ 148,993      $ 148,464     $ 148,993    $   529

Hudson United Bancorp.            4,873 shares of Hudson United
                                      Bancorp Common Stock                16        132,762        100,085       132,762      32,677

Federated Securities Corp.        2,268 units of Federated Stock
                                      Trust
                                                                          15         85,140         77,686        85,140       7,454

Federated Securities Corp.        2,652 units of Federated Growth
                                      Strategies Fund                     12        101,080         66,560       101,080      34,520

Federated Securities Corp.        2,069 units of Federated Stock
                                      and Bond Trust                      11         38,471         36,996        38,471       1,475


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.


The accompanying notes to financial statements are an integral part of this schedule.